

SEC 10031152 [MM]ISSION



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2009 AND ENDING 5/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROSPERA BROKERAGE SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. RIVERSIDE, SUITE 700
(No. and Street)

SPOKANE	WASHINGTON	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE G. BUSHMAN 509-242-2319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER SCHILZ & CO.
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240	BELLEVUE	WASHINGTON	98005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE G. BUSHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERA BROKERAGE SOLUTIONS LLC, as of MAY 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORISSA LYNN NEWMAN
State of Washington
Notary — • — Public
MY COMMISSION EXPIRES 8-18-2013

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROSPERA BROKERAGE SOLUTIONS LLC

FINANCIAL STATEMENTS

MAY 31, 2010

TABLE OF CONTENTS

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Member
of Prospera Brokerage Solutions LLC
Spokane, Washington

We have audited the accompanying statement of financial condition of Prospera Brokerage Solutions LLC, (the Company) as of May 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Brokerage Solutions LLC as of May 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

July 16, 2010



PROSPERA BROKERAGE SOLUTIONS LLC

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2010

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$138,063
TOTAL CURRENT ASSETS	138,063
TOTAL ASSETS	$138,063

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$862
Due to Parent (Note 3)	20,020
Current portion of long term debt (Note 2)	5,333
TOTAL CURRENT LIABILITIES	26,215
Long term debt, less current portion (Note 2)	35,567
TOTAL LIABILITIES	61,782
COMMITMENTS AND CONTINGENCIES (NOTE 8)	
MEMBER'S EQUITY	76,281
TOTAL LIABILITIES AND MEMBER'S EQUITY	$138,063

See accompanying notes to financial statements.

PROSPERA BROKERAGE SOLUTIONS LLC

STATEMENT OF OPERATIONS

YEAR ENDED MAY 31, 2010

REVENUE	
Commissions	$389,667
TOTAL INCOME	389,667
EXPENSES	
Payroll and related	209,774
Rent and facilities expenses	24,000
Professional fees	17,830
Dues and licenses	11,027
Business taxes	5,778
TOTAL EXPENSES	268,409
INCOME BEFORE INCOME TAXES	121,258
PROVISION FOR INCOME TAXES	-0-
NET INCOME	$121,258

See accompanying notes to financial statements.

PROSPERA BROKERAGE SOLUTIONS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED MAY 31, 2010

MEMBER'S EQUITY, MAY 31, 2009	$105,023
MEMBER DISTRIBUTION	(150,000)
NET INCOME FOR THE YEAR	121,258
MEMBER'S EQUITY, MAY 31, 2010	$76,281

See accompanying notes to financial statements.

PROSPERA BROKERAGE SOLUTIONS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED MAY 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from clients	$380,567
Expenses paid	(268,320)
NET CASH PROVIDED BY OPERATING ACTIVITIES	112,247
CASH FLOWS FROM FINANCING ACTIVITIES	
Advances from Prospera Wealth Management, LLC	425,102
Payments to Prospera Wealth Management, LLC	(463,132)
Borrowing on note payable	20,000
Distribution to member	(150,000)
NET CASH USED IN FINANCING ACTIVITIES	(168,030)
NET INCREASE (DECREASE) IN CASH	(55,783)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	193,846
CASH AND CASH EQUIVALENTS, END OF YEAR	$138,063
RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$121,258
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Increase (decrease) in liabilities:	
Accrued expenses	89
Note payable	(9,100)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$112,247
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY	
Forgiveness of note payable	$9,100

No cash was paid for either interest or income taxes for the year ended May 31, 2010.

See accompanying notes to financial statements.

PROSPERA BROKERAGE SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Prospera Brokerage Solutions LLC (the Company) financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, a Washington limited liability company, is 100% owned by Prospera Wealth Management, LLC (the Parent).

The Company is located in Spokane, Washington and was formed on March 5, 2002. FINRA membership was granted on July 14, 2006. The Company operates as an "introducing" broker-dealer, which receives commissions from customers on behalf of its representatives. The Company does not hold customer funds or securities in its own accounts.

COMMISSIONS

Commissions and other income are recorded as revenue when earned.

COMMISSIONS RECEIVABLE

The Company utilizes the allowance method of accounting for bad debts. In the opinion of management, no allowance for doubtful accounts is required.

INCOME TAXES

The Company is a single-member limited liability company and is considered a separate legal entity. However, for income tax reporting purposes, the entity is not recognized and all taxable income is reported by the Parent and reported on the return of its members. Accordingly, the Company did not incur income tax obligations and the financial statements do not include a provision for income taxes.

PROSPERA BROKERAGE SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Includes all short-term investments purchased with an original maturity of three months or less, of which there were none as of the date of the financial statements.

2. LONG-TERM DEBT

The Company has entered into an uncollateralized note payable on June 18, 2008 with its clearing broker in the amount of $30,000. The note payable with no stated interest rate requires a final payment on June 18, 2011 unless certain revenue amounts are met by a Company representative. The revenue amount of $428,587 generated each year allows for a note forgiveness of $10,000. There was a note forgiveness of $9,100 for the year ended May 31, 2010 The entire note payable is forgiven by June 18, 2011, if $1,285,761 of revenues is generated.	$20,900
The Company has entered into an uncollateralized note payable on March 8, 2010 with its clearing broker in the amount of $20,000. The note payable with no stated interest rate requires a final payment on March 5, 2013 unless certain revenue amounts are obtained by Company representatives. The revenue production amount for the year ended May 31, 2010 was not obtained. The entire note payable is forgiven by March 5, 2013, if $1,234,314 of revenues is generated.	20,000
	40,900
Less amounts due within one year	(5,333)
	$35,567

2. LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt are as follows:

Year ending May 31	Amount
2011	$5,333
2012	27,567
2013	8,000
	$40,900

3. RELATED PARTY TRANSACTIONS

PROSPERA WEALTH MANAGEMENT, LLC

The Company and its Parent, have common ownership, management and share the same offices. Common expenses are allocated based on the relative value of the services rendered of the combined companies as follows:

Payroll and related	$209,774
Rent	24,000
Professional fees	9,000
	$242,774

The Company recorded commissions revenue of $389,667 during the year ended May 31, 2010, from registered representatives, which are employees of the Parent.

The Parent has advanced the Company $20,020 as of May 31, 2010.

4. SIGNIFICANT ECONOMIC AND GROUP CONCENTRATION OF CREDIT RISK

As stated in Note 1, the Company receives commissions on behalf of representatives. During the year ended May 31, 2010, one client represented 8.67% and five clients represented 19.61% of the Company's commissions and related revenue.

PROSPERA BROKERAGE SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital at May 31, 2010 is $76,281, which is $71,281 over the minimum required of $5,000.

6. COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at May 31, 2010:

Member's equity	$76,281
Less: Non allowable assets	
None	-0-
Net capital before haircuts on securities	76,281
Haircuts on securities; other securities	-0-
Net capital	76,281
Required net capital	5,000
Excess net capital	$71,281

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$61,782

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$5,000
Excess net capital	$71,281
Ratio: Aggregate indebtedness to net capital	.810 to 1

7. RECONCILIATION TO MAY 31, 2010 FOCUS REPORT

NET CAPITAL

Net capital per unaudited FOCUS report at May 31, 2010	$76,281
Audit adjustments:	
None	-0-
Net capital as adjusted	$76,281

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness per unaudited FOCUS report at May 31, 2010	$61,782
Total aggregate indebtedness	$61,782

8. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENT

The Company entered into an operating lease for office space from the Parent effective June 1, 2006. The following is a summary of minimum rental payments under the lease. Annual rents will be adjusted based on the consumer price index.

For the years ending May 31:

2011	$6,000
2012	6,000
2013	6,000
	$18,000

CONTINGENCIES

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters can not be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

PROSPERA BROKERAGE SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS

9. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors –
- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 –
- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information – Rule 17a-5(e)(4)
- Not required because gross revenues are less than $500,000.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 16, 2010, which is the date of these financial statements.

REPORT ON INTERNAL CONTROL

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Member of
Prospera Brokerage Solutions LLC
Spokane, Washington

In planning and performing our audit of the financial statements of Prospera Brokerage Solutions LLC (the Company) as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



July 16, 2010

PROSPERA BROKERAGE SOLUTIONS LLC

FINANCIAL STATEMENTS

MAY 31, 2010